CLIPPER FUND^{SM}



S E M I - A N N U A L   R E P O R T

J U N E   3 0 ,   2 0 0 5

Dear Shareholder:

The summer doldrums arrived early this year:

Average Annual Total Return (as of 06/30/05)[1]

	Clipper Fund	S&P 500 Index [2]	Morningstar Large Value Peer Group [3]
Second Quarter*	1.2%	1.4%	1.2%
Year-to-Date*	–1.9%	–0.8%	0.4%
1 Year	4.0%	6.3%	9.6%
5 Years	11.6%	–2.4%	5.0%
10 Years	14.0%	9.9%	9.6%
Since Inception**	15.0%	12.8%	***

*   Not annualized.

**   Inception date: 02/29/84

*** Data not available.

The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Past performance is not indicative of future results. ***See footnotes on page 7.***

THE WORLD'S EASIEST WAY TO GET RICH

THERE IS no easier way to get rich than rolling out of bed in the morning and knowing that the floor you stand on is worth more than it was the night before. The longer you sleep, the richer you are. Homes are the darlings of the decade, at least the first half of it. Every business magazine warns against the speculative housing bubble, particularly when financed by creative mortgages with low documentation and even less down payment. Responsible mortgage holders, including Fannie Mae and Freddie Mac, generally avoid these creative mortgages. The warnings probably are reasonable in the long run, but bubbles are notoriously hard to predict as to when and how they will pop.

Like a skilled magician who diverts your attention from the real action, the conventional focus on the risk to housing prices may be a distraction to investors. Some investment risks arrive well advertised (Alan Greenspan warned of "irrational exuberance" in 1996; the stock market fell in 2000). Many of the most painful shocks, however, do not come heralded by trumpets. Take the last decade. No one we know predicted the Mexican debt crisis of 1995 or the Russian one three years later. The Ph.D.'s and Nobel laureates of Long Term Capital Management had an abundance of brainpower but an absence of ability to predict their own downfall until it was underway. Because investing (and life in general) entails future risks that are both unknown and unknowable, a reasonable investor looks for a margin of safety before committing his capital. Currently, the prices of most long-term assets (e.g., stocks, bonds and, of course, real estate) do not offer much margin of safety.

HAMSTER ON A WHEEL

Most people form their expectation for the future from their experience of the past. That way of thinking, so productive for the natural sciences, can be so misleading for investors. During the strong, double-digit returns of the late 1990s, surveys of investors showed they expected more of the same. That didn't happen, as reflected in the table below:

	Peak in 2000	June 30, 2005	Change
S&P 500 [2]	1527	1191	–22%
Nasdaq [4]	5049	2057	–59%

Return is not the only thing shrinking. So is the average holding period for stocks. The 8 year holding period in the 1960s reflected the view of long-term equity ownership then; the less than 1 year holding period as this decade began shows a fast turnover attitude now. Investors reasonably may feel like a hamster on a wheel—lots of furious trading activity but little to show for it in terms of profits produced.

Much of the increased trading volume stems from currently popular hedge funds. While generalization is difficult on the roughly 8,000 such funds now existing, one observation may be useful in distinguishing their past returns from their probable future ones. Hedge funds often rely on two classic conditions for their performance: large inefficiencies in the relative pricing of assets and large volatility in those prices. Both conditions prevailed five years ago. Neither condition appears to be present today. Volatility, as measured by the S&P 500 (i.e., yearly high vs. yearly low), is at a 50 year low.

GOING NOWHERE FAST

Wal-Mart is your first new stock in a long time. It also is a good example of two different ways of viewing a company. Looked at from the perspective of an owner, Wal-Mart has done well. It continues to be a remarkably efficient operator that generates a relentless record of profits today and growth tomorrow. Of particular significance for a cash-generating company, Wal-Mart uses that cash in shareholder-friendly ways that include profitable expansion and stock repurchase.

Viewed as a stock, Wal-Mart has gone nowhere for years. While the underlying business value has grown, the stock price has not. That is what has made it cheap enough to buy again. Wal-Mart is not as cheap as it was when we first bought the stock in 1995 (it became a substantial position in your portfolio then), but it is a very good company at a price that makes it attractive to a long-term investor.

Wal-Mart also demonstrates how changing interest rates alter the incentive for investors. The basic discount rate applied to all long-term assets—the yield on long-term treasury bonds—has declined to under 5%. In the mathematics of stock valuation, growth is worth more than it used to be. Wal-Mart is one of the few companies likely to sustain a good long-term growth rate.

Wal-Mart is a particular example of the general situation facing investors today. There simply are not many cheap stocks, particularly when allowing for reasonable risks such as a decline in today's record high profit margins. There probably will be periods of better opportunity. In that respect we are basing our expectations for the future on our experience of the past. Neither we nor anyone else can predict when the market will provide us with better opportunities, but we will remain patient until that day arrives.

OF MICE AND MEN

In the long struggle between mice and men, the rodents are winning. Their victory will create lower costs for most investors and lower income for some humans.

Trading any commodity, in this case stocks, always was a face-to-face affair. George wanted to buy a stock, Sam wanted to sell it, and they shouted prices at each other until they came to common agreement. The common location where the shouting took place was under a buttonwood tree in lower Manhattan in the late 18th century. Eventually the traders moved their operations indoors to get out of the rain, and then called themselves the New York Stock Exchange.

For the next two centuries the largely conservative members of the NYSE preached the hard virtues of competitive capitalism to the rest of the country while practicing the soft vices of price-fixing and monopoly in their own business. When their price-fixing power ended in 1975 (the SEC simply told them to stop it), brokers saw normal competition lower their brokerage prices dramatically, in many cases over 90%. Economic theory was proven right; monopolies overcharge their customers.

Price-fixing is gone, but monopoly remains in the form of an 80%-plus market share in the trading of listed stocks. There have been regional stock exchanges for decades, but they remain minor competition to the NYSE human traders. The real threat comes from technology. Small orders already are executed electronically without the need for humans to face each other like two boxers in a ring. Electronic communication networks (ECNs) allow trades in larger volumes, and both the NYSE and Nasdaq are merging with ECNs. Algorithmic trading, a recent trend which uses computer-based formulas to execute rapid-fire trades, would not be possible if slow humans were involved in executing those fast trades.

Like a lobster in a pot that slowly realizes it is being boiled alive, the traditional stock trader has a finite and forlorn future. The loud sound of

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traders shouting is being replaced by the muted sound of computer mice clicking. Since a computer mouse can click from anywhere on the planet, there is less need for humans to face each other at a central market place to execute a trade. The SEC is issuing new regulations whose full impact is not clear yet, but whose consequence is likely to be an *electronic* link between markets to give investors the best price. As computer mice replace trading men, the likely consequences for investors are trades that are better, faster and cheaper.

On a housekeeping note, when we started Clipper over twenty years ago, forming the Fund as a California corporation was a logical choice. With the passage of time, what was logical then now warrants new consideration. When you open up a closet door after more than twenty years, there's bound to be some need for spring cleaning. Spring cleaning for Clipper means a recommendation from your Board of Directors to change the Fund's state of incorporation to Delaware. There will be no change in the way the Fund is managed or tax consequences from this move, only a more efficient and cost-effective operating environment. We would appreciate your careful consideration of the proxy you will receive shortly.

Lastly, we would like to bid farewell to our colleague and friend, Doug Grey. After 19 years with Pacific Financial Research, Inc., Doug has decided to pursue new opportunities. We wish Doug much success.

Sincerely,
Your Portfolio Management Team



James H. Gipson
Chairman & President

Michael C. Sandler
Bruce G. Veaco
Nugroho "Dédé" Soeharto
Peter J. Quinn
Kelly M. Sueoka

July 29, 2005

PERFORMANCE DISCLOSURE

[1]   The performance presented for Clipper Fund, Inc. (the "Fund") on page 3 assumes reinvestment of dividends and capital gains distributions but does not reflect the deduction of taxes that a shareholder would pay on such distributions or on the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. To obtain current month end performance call 1-800-776-5033. Average annual total return measures annualized change while total return measures aggregate change.

[2]   The S&P 500 Index is an unmanaged, capitalization-weighted index of the common stocks of 500 major US corporations. The S&P 500 Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees and expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the S&P 500 Index is fully invested. You cannot invest directly in an index.

[3]   The Morningstar Large Value Peer Group comprises those actively managed large value mutual funds monitored by Morningstar. The Peer Group is unmanaged and as of June 30, 2005, included 1,186 mutual funds. Peer Group returns reflect deductions for fees and expenses, but not for taxes.

[4]   The Nasdaq Composite Index is an unmanaged market weighted index that measures all Nasdaq domestic and non-U.S. based common stocks listed on the Nasdaq Stock Market. The Nasdaq Composite Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees and expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the Nasdaq Composite Index is fully invested. You cannot invest directly in an index.

This material is submitted for the general information of the Fund's shareholders. The report is not authorized for distribution to prospective investors unless accompanied by a current prospectus. The prospectus contains important information about the Fund, including the Fund's investment objectives, risks, management fees, and other expenses. You can obtain a prospectus by calling 1-800-776-5033 or by visiting the Fund's website at www.clipperfund.com.

The discussion of Fund investments represents the views of the Fund's managers at the time of this report and are subject to change without notice. References to individual securities are for informational purposes only and should not be construed as recommendations to purchase or sell individual securities. While the Fund's managers believe that the Fund's holdings are value stocks, there can be no assurance that others will consider them as such. Further, investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperform growth stocks during given periods.

Because the Fund is non-diversified, the performance of each holding will have a greater impact on the Fund's total return, and may make the Fund's returns more volatile than a more diversified fund.

Forward Looking Statement Disclosure

As mutual fund managers, one of our responsibilities is to communicate with shareholders in an open and direct manner. In so far as some of our opinions and comments in our letters to shareholders are based on current management expectations, they are considered "forward-looking statements" which may or may not be accurate over the long term. While we believe we have a reasonable basis for our comments and we have confidence in our opinions, actual results may differ materially from those we anticipate. You can identify forward-looking statements by words such as "believe," "expect," "may," "anticipate," and other similar expressions when discussing prospects for particular portfolio holdings and/or the markets, generally. We cannot, however, assure future results and disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, information provided in this report should not be construed as a recommendation to purchase or sell any particular security.

INVESTMENT PORTFOLIO
June 30, 2005
(Unaudited)

COMMON STOCKS

Shares		Market Value	%
	Consumer Discretionary		
	Media		
8,826,000	Interpublic Group of Companies, Inc.* .	$ 107,500,680	1.6%
3,706,000	Time Warner Inc.*	61,927,260	0.9%
	Total Consumer Discretionary	169,427,940	2.5%
	Consumer Staples		
	Beverages		
3,429,700	The Coca-Cola Company	143,189,975	2.2%
	Food Products		
4,223,700	Kraft Foods Inc.	134,355,897	2.0%
	Food & Staples Retailing		
8,750,400	The Kroger Co.*	166,520,112	2.5%
6,118,000	Safeway Inc.	138,205,620	2.1%
2,814,100	Wal-Mart Stores Inc.	135,639,620	2.0%
		440,365,352	6.6%
	Tobacco		
4,225,400	Altria Group Inc.	273,214,364	4.1%
	Total Consumer Staples	991,125,588	14.9%
	Energy		
	Oil, Gas & Consumable Fuels		
17,974,800	El Paso Corporation	207,069,696	3.1%
	Total Energy	207,069,696	3.1%
	Financials		
	Capital Markets		
2,784,400	Merrill Lynch & Co., Inc.	153,169,844	2.3%
	Consumer Finance		
7,075,200	American Express Company	376,612,896	5.7%
	Thrifts & Mortgage Finance		
9,492,700	Freddie Mac	619,208,821	9.3%
4,760,700	Fannie Mae	278,024,880	4.2%
		897,233,701	13.5%

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* Non-income producing securities.

See notes to financial statements.

Shares		Market Value	%
	Insurance		
13,479,000	Marsh & McLennan Companies Inc. ..	$ 373,368,300	5.6%
2,774,160	Old Republic International Corporation	70,158,506	1.0%
		443,526,806	6.6%
	Total Financials	1,870,543,247	28.1%
	Health Care		
	Health Care Providers & Services		
19,189,400	Tenet Healthcare Corporation*	234,878,256	3.5%
2,336,600	HCA Inc.	132,415,122	2.0%
		367,293,378	5.5%
	Pharmaceuticals		
14,170,300	Pfizer Inc.	390,816,874	5.9%
3,002,800	Wyeth	133,624,600	2.0%
1,552,300	Johnson & Johnson	100,899,500	1.5%
		625,340,974	9.4%
	Total Health Care	992,634,352	14.9%
	Industrials		
	Commercial Services & Supplies		
2,120,000	Pitney Bowes Inc.	92,326,000	1.4%
	Industrial Conglomerates		
8,054,300	Tyco International Ltd.	235,185,560	3.5%
	Total Industrials	327,511,560	4.9%
	Information Technology		
	IT Services		
15,755,700	Electronic Data Systems	303,297,225	4.6%
	Total Information Technology	303,297,225	4.6%
	TOTAL COMMON STOCK		
	(Cost $4,397,550,319)	4,861,609,608	73.0%

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*   Non-income producing securities.

See notes to financial statements.

SHORT TERM INVESTMENTS

Par Value		Market Value	%
$856,235,000	**US Treasury Bill** (0.00%, 11/25/05)	$ 845,252,074	12.7%
306,826,000	**US Treasury Bill** (0.00%, 08/18/05)	305,627,231	4.6%
227,704,000	**US Treasury Bill** (0.00%, 10/20/05)	225,519,180	3.4%
217,632,000	**US Treasury Bill** (0.00%, 07/28/05)	217,161,044	3.2%
98,898,000	**US Treasury Bill** (0.00%, 10/13/05)	98,016,522	1.5%
101,148,000	**State Street Bank & Trust Company Repurchase Agreements (Notes 1 and 2)** (2.50%, dated 06/30/05, due 07/01/05)	101,148,000	1.5%
	TOTAL SHORT TERM INVESTMENTS (Cost $1,793,207,815)	1,792,724,051	26.9%
Total Investment Portfolio (Cost $6,190,758,134)		6,654,333,659	99.9%
Cash and Receivables less Liabilities		3,495,472	0.1%
TOTAL NET ASSETS		$6,657,829,131	100.0%

* Non-income producing securities.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2005
(Unaudited)

Assets:

Investment Portfolio:

Investment securities, at market value (identified cost: $6,190,758,134)	$6,654,333,659
Cash	740
	6,654,334,399

Receivable for:

Investments sold	32,202,101
Dividends and interest	7,613,181
Fund shares sold	4,118,655
Directed commission recapture (Note 6)	13,936
Prepaid expenses	24,417
	43,972,290
	6,698,306,689

Liabilities:

Payable for:

Fund shares repurchased	32,743,119
Accrued expenses (including $5,550,351 due adviser)	7,734,029
Taxes payable	410
	40,477,558

Net Assets: (equivalent to $87.98 per share on 75,672,265 shares of Capital stock outstanding—200,000,000 shares authorized) $6,657,829,131

Components of Net Assets:

Paid-in Capital	$6,005,292,823
Undistributed appreciation of investments (Note 4)	463,575,525
Realized gains (Note 4)	159,959,467
Undistributed net investment income	29,001,316
Net assets at June 30, 2005	$6,657,829,131

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended June 30, 2005
(Unaudited)

Investment Income:

Dividends		$ 43,846,804
Interest		22,741,463
Total Investment Income		66,588,267

Expenses:

Management fee (Note 5)	$33,870,456	
Transfer agent	2,905,240	
Shareholder reports	851,705	
Custodian and accounting	371,021	
Insurance	134,198	
Legal	101,074	
Administration fees	86,612	
Registration fees	83,684	
Auditing	15,827	
Investment Company Institute dues	15,644	
Directors' fees (Note 5)	15,000	
Taxes	400	
Miscellaneous	2,161	
Total Gross Expenses	38,453,022	
Reduction of Expenses (Note 6)	(155,424)	
Total Net Expenses		38,297,598
Net Investment Income		28,290,669

Net Realized and Unrealized Gain/(Loss) on Investments:

Net realized gain on investments (Notes 3 and 4)	159,959,467
Net decrease in unrealized appreciation of investments	(327,701,833)
Net Realized and Unrealized Loss on Investments	(167,742,366)
Net Change in Net Assets Resulting from Operations	$(139,451,697)

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Change in Net Assets:		
Operations:		
Net investment income	$ 28,290,669	$ 45,241,100
Net realized gain on investments (Notes 3 and 4)	159,959,467	219,274,661
Net unrealized appreciation/(depreciation) of investments	(327,701,833)	134,427,864
Net increase/(decrease) in net assets resulting from operations	(139,451,697)	398,943,625
Distributions to shareholders from:		
Net investment income	—	(44,530,454)
Net realized gain on investments	—	(219,274,661)
Decrease in net assets resulting from distributions	—	(263,805,115)
Capital Stock Transactions:		
Proceeds from Capital Stock sold (5,650,174 and 17,562,184 shares, respectively)	494,826,744	1,528,270,835
Proceeds from Capital Stock purchased by reinvestment of dividends and distributions (0 and 2,883,614 shares, respectively)	—	252,954,787
Cost of Capital Stock redeemed (10,352,197 and 19,233,077 shares, respectively)	(905,676,188)	(1,671,721,090)
Increase/(decrease) in net assets resulted from Capital Stock transactions	(410,849,444)	109,504,532
Total increase/(decrease) in net assets	(550,301,141)	244,643,042
Net Assets:		
Beginning of period (includes $710,646 and $0 of undistributed net investment income, respectively)	7,208,130,272	6,963,487,230
End of period (includes $29,001,316 and $710,646 of undistributed net investment income, respectively)	$6,657,829,131	$ 7,208,130,272

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000
Per Share Data:						
Net asset value, beginning of period	$ 89.68	$ 87.97	$ 75.73	$ 83.53	$ 79.25	$ 65.28
Income/(loss) from operations:						
Net investment income	0.37	0.58	0.72	1.05	1.08	1.83
Net realized and unrealized gain/(loss) on investments	(2.07)	4.51	13.87	(5.65)	7.03	22.40
Total Income/(loss) from operations	(1.70)	5.09	14.59	(4.60)	8.11	24.23
Less distributions:						
Dividends from net investment income	—	(0.57)	(0.73)	(1.05)	(1.08)	(1.86)
Distributions of return of capital	—	—	—	—	—	(0.02)
Distributions from net realized gain on investments	—	(2.81)	(1.62)	(2.15)	(2.75)	(8.38)
Net asset value, end of period	$ 87.98	$ 89.68	$ 87.97	$ 75.73	$ 83.53	$ 79.25
Total return	(1.9%)*	5.9%	19.3%	(5.5%)	10.3%	37.4%
Ratios and Supplemental Data:						
Net assets ($000,000's), end of period	$ 6,658	$ 7,208	$ 6,963	$ 5,002	$ 2,685	$ 1,366
Ratio of expenses to average net assets: (Note 6)						
Gross of expense reduction	1.14%**	1.12%	1.13%	1.12%	1.12%	1.11%
Net of expense reduction	1.13%**	1.12%	1.12%	1.07%	1.08%	1.09%
Ratio of net investment income to average net assets	0.84%**	0.65%	0.98%	1.60%	1.72%	2.88%
Portfolio turnover rate	5%*	16%	25%	48%	23%	46%
Number of shares outstanding at end of period (000's)	75,672	80,374	79,162	66,050	32,144	17,241

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* Not annualized.

** Annualized.

See notes to financial statements.   15

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 1 — Clipper Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified open-end management investment company. The Fund's investment objective is long-term capital growth and capital preservation achieved primarily by investing in equity securities that are considered by Pacific Financial Research, Inc. (the "Adviser") to have long-term capital appreciation potential. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America:

(a) Security valuation — Investments in securities traded on a national securities exchange are valued at the last sale price on such exchange on the business day as of which such value is being determined. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. If no bid price is quoted on such day, then the security is valued by such method as the Board of Directors of the Fund shall determine in good faith to reflect its fair value. Discounts and premiums are accreted and amortized over the life of the respective securities. Short term investments are stated at amortized cost, which approximates current market value. Securities for which market quotations are not readily available are valued at fair value as determined in good faith based upon guidelines established by the Board of Directors.

(b) Security transactions and related investment income — Security transactions are recorded by the Fund as of the date the trades are executed with brokers. Realized gains and losses from security transactions are determined based on the specific identified cost of the securities. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis. Market discounts, premiums, and original issue discounts on fixed income securities are amortized daily over the expected life of the security.

(c) Repurchase agreements — In connection with transactions in repurchase agreements, it is the Fund's policy that its custodian take possession of the underlying collateral securities, and to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

(d) Dividends and distributions to shareholders — Dividends and distributions to shareholders are recorded on the ex-dividend date.

(e) Federal income taxes — The Fund intends to comply with the requirements of the Internal Revenue Code, as amended, applicable to regulated investments companies and to distribute all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

(f) Use of estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates.

(g) Guarantees — In the normal course of business the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

NOTE 2 — As of June 30, 2005, the Fund held State Street Bank and Trust Company ("State Street") repurchase agreements, collateralized by U.S. Government Agency Notes due February 15 and May 15, 2008. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. At June 30, 2005, the market value amounted to $103,171,370.

NOTE 3 — Purchases and sales of investment securities (excluding short term securities and U.S. Government Obligations) for the six months ended June 30, 2005, were $249,517,609 and $930,222,232, respectively. The cost of securities held is the same for Federal income tax and financial reporting purposes. Realized gains or losses are based on the specific identification method.

NOTE 4 — During the six months ended June 30, 2005, the Fund realized net capital gains of $159,959,467 from transactions for Federal income tax and financial reporting purposes. As of June 30, 2005, unrealized net appreciation of investments for tax and financial reporting purposes aggregated $463,575,525, of which $800,768,513 related to appreciated securities and $337,192,988 related to depreciated securities.

NOTE 5 — The Adviser's management fee is equal to 1% per annum of the Fund's average daily net asset value. The management fee is accrued daily in computing the net asset value per share.

Each Fund Director who is not affiliated with the Adviser and does not otherwise meet the definition of "interested person" under section 2(a)(19) of the Investment Company Act ("Independent Directors") is compensated by the Fund at the rate of $2,500 per quarter.

NOTE 6 — During the six months ended June 30, 2005, the Fund directed portfolio transactions totaling $165,903,394 to certain brokers which had agreed to credit portions of their commissions to offset Fund operating expenses. The brokerage commissions in connection with those transactions totaled $209,908, of which $155,424 was used to reduce certain Fund operating expenses.

CLIPPER FUND^{SM}

Portfolio Holdings by Sector

Sector	Fund	S&P 500
Financials	28.1%	20.3%
Health care	14.9%	13.4%
Consumer staples	14.9%	10.1%
Industrials	4.9%	11.2%
Information technology	4.6%	15.1%
Energy	3.1%	8.8%
Consumer discretionary	2.5%	11.4%
Utilities	—	3.5%
Telecommunications services	—	3.2%
Materials	—	3.0%
Sub-Total	**73.0%**	**100.0%**
Cash and short-term investments	27.0%	
Total	**100.0%**	**100.0%**

This table depicts the Fund's portfolio holdings, as of June 30, 2005, by sectors (as defined by the Global Industry Classification Standard — "GICS") and as compared to the same sectors of the S&P 500 Index. The S&P 500 Index is an unmanaged, capitalization-weighted index of the common stocks of 500 major U.S. corporations.

Change in Value of $10,000 Initial Investment
Data presented from Fund Inception (February 29, 1984) through June 30, 2005



UNDERSTANDING YOUR FUND'S EXPENSES

Shareholder Expense Example

As a shareholder of the Fund, you incur ongoing costs including management fees, shareholder services fees and the other Fund expenses. The examples below are intended to help you understand your ongoing costs of investing in the Fund and help you compare these with the ongoing costs of investing in other mutual funds.

Actual Expenses

The first line in the table shows the actual account values and actual Fund expenses you would have paid on a $1,000 investment in the Fund from January 1, 2005 through June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual Fund returns and expenses. To estimate the expenses you paid over the period, simply divide your account by $1,000 (for example $8,600 account value divided by $1,000 = 8.6) and multiply the result by the number in the Expenses Paid During Period column as shown below for the Fund.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. Thus, you should not use the hypothetical account values and expenses to estimate the actual ending account balance or your expenses for the period. Rather, these figures are provided to enable you to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

(Unaudited)

Please note that the expenses shown in the table are meant to highlight your ongoing costs and do not reflect sales loads, of which the Fund has none. Therefore, the second line of the table is useful in comparing ongoing costs of the Fund with similar cost of different funds.

	Beginning Account Value 12/31/04	Ending Account Value 6/30/05	Expenses Paid During Period* 1/1/05–6/30/05
Actual	$1,000.00	$ 981.00	$5.55
Hypothetical (5% return before expenses)	$1,000.00	$1,019.19	$5.66

* Expenses are equal to the Fund's annualized expense ratio of 1.13% multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period)

QUARTERLY PORTFOLIO HOLDINGS DISCLOSURE

The Fund files its complete schedule of investments with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year, commencing with the quarter ended March 31, on Form N-Q. The Fund's Form N-Q is available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. (Call 1-800-SEC-0330 for information on the operation of the Public Reference Room.) The same information is also available on the Fund's website at www.clipperfund.com as of the second business day following the 15th calendar day after quarter-end.

PROXY VOTING

A description of the policies and procedures that the Fund's Adviser uses to vote proxies related to the Fund's portfolio securities is available upon request, free of charge, by contacting the Fund at 800-776-5033 or on the Fund's website at www.clipperfund.com and on the SEC's website at www.sec.gov.

The Fund's Proxy Voting record is available on the Fund's website at www.clipperfund.com and the SEC's website at www.sec.gov no later than August 31 for the prior 12 months ending June 30.

BOARD DELIBERATIONS REGARDING APPROVAL OF THE ADVISORY AGREEMENT

General Background. The Board of Directors has approved renewal of the Fund's Advisory Agreement with Pacific Financial Research, Inc. ("PFR" or the "Adviser") for an additional one-year term through March 31, 2006. Board approval was confirmed by the separate vote of the Independent Directors.

During the course of each year, the Directors receive a wide variety of materials relating to the services provided by the Adviser, including reports on the Fund's investment results, portfolio composition, portfolio trading practices, and shareholder services. In determining whether to renew the Advisory Agreement, the Board also reviewed additional information provided by PFR in accordance with section 15(c) of the Investment Company Act of 1940, as amended. At its March 31, and May 5, 2005 meetings, the Board considered a number of factors in approving renewal of the Advisory Agreement, including the nature, extent and quality of services furnished by PFR to the Fund; the investment performance of the Fund compared to relevant market indexes and the performance of peer groups of investment companies pursuing broadly similar strategies; the advisory fees and other expenses paid by the Fund compared to those of similar funds managed by other investment advisers; and the profitability, economies of scale and ancillary benefits to PFR of its investment advisory relationship with the Fund.

The information below summarizes the Board's considerations in connection with its renewal of the Advisory Agreement. In deciding to renew the Advisory Agreement, the Board did not identify a single factor as controlling and this summary does not describe all of the matters considered. However, the Board concluded that each of the various factors referred to below favored such renewal. In considering these matters, the Directors were advised with respect to relevant legal standards by counsel to the Fund. The Independent Directors discussed the approval of the Advisory Agreement with management and in a private session with counsel at which no employees of PFR other than the Fund's Chief Compliance Officer (who also serves as the Adviser's Chief Compliance Officer and Corporate Counsel) were present.

Quality of Services. In reviewing the quality of services provided to the Fund, the Directors reviewed the performance of the Fund compared with the returns of the S&P 500 Index (the "S&P") and the Russell 1000 Value Index (the "Russell 1000"); the average returns of all funds in the large cap value funds category of Morningstar Associates, LLC (the "Morningstar Universe"); and the average and median returns of all funds in the multi-cap value funds category of Lipper Inc. (the "Lipper Performance Universe"), a group of multi-cap value funds considered to be comparable to the Fund by Lipper Inc. (the "Lipper Performance Group"), and a group of funds considered by PFR to be most similar to the Fund based on their long-term capital appreciation goals, the concentrated nature of their investment portfolios, their consideration of risk in constructing such portfolios, and their classification as "value" funds or historical purchasers of equity securities similar to those in which the Fund has invested (the "Focused Peer Group"). The funds comprising the Morningstar Universe, the Lipper Performance Universe and the Lipper Performance Group had been selected by Morningstar Associates, LLC or Lipper Inc., as applicable, with no input from PFR.

The Directors observed that the Fund's return for 2004 was less than the returns of these Indexes and the average returns of these universes and peer groups. However, the Directors noted that value managers who adhere to a contrarian approach often experience such periods of underperformance, that PFR and the Fund had consistently emphasized the long-term nature of an investment in the Fund in part because of the acknowledged risk of such periods, and that such risks were fully disclosed in the Fund's prospectus. In that regard, the Directors noted that the Fund's average annual total returns exceeded these average and Index returns for longer periods. The Fund's returns for the three-, five- and ten-year periods ended December 31, 2004, were greater than the returns of the S&P and the average returns of the Morningstar Universe over the same periods; its returns for the four- and five-year periods ended on December 31, 2004, were greater than the returns of both the Russell 1000 Value Index and the average returns of the Focused Peer Group; and its returns for the five- and ten-year periods ended on the same date were greater than the average returns of the Lipper Performance Group and the Lipper Performance Universe. In addition, the Independent Directors noted that the Fund's risk-adjusted returns over the five- and ten-year periods were substantially above the average for the Focused Peer Group and the Morningstar Universe as measured by their respective "Sharpe ratios."

Advisory Fees and Total Expenses. In reviewing the advisory fees borne by the Fund, the Directors reviewed information regarding the advisory fees of funds included in the Focused Peer Group, a group of multi-cap value funds and multi-cap core funds considered to be comparable to the Fund by Lipper Inc. (the "Lipper Expense Group"), and all funds in the retail no-load multi-cap value and multi-cap core funds categories of Lipper Inc. (the "Lipper Expense Universe"). They noted that although the Fund's advisory fees were greater than the average fees of the Focused Peer Group and the median fees of the Lipper Expense Group and Universe, the Fund's fees were below or substantially the same as one-third of the other funds in both the Focused Peer Group and the Lipper Expense Group.

The Directors further noted that although the fees charged by PFR to the Fund are greater than the standard fees charged by PFR to its separate account clients and other registered investment companies for which it serves as sub-adviser, the services provided by PFR to the Fund are much more extensive than those provided under PFR's advisory agreements for sub-advised and separate account clients. The Directors also considered that in addition to investment advisory services PFR provides various compliance services to the Fund and services to the Fund's shareholders which it does not provide to the investment companies it sub-advises and which are not required by its separate account clients. In addition, they observed that as PFR has not accepted any new institutional separate account clients since January 1, 2003, any new institutional investor wishing to invest with PFR must do so by purchasing shares of the Fund and paying the Fund's advisory fee rate. Finally, they noted that from the inception of the Fund in 1984 until the recent retention of State Street Bank and Trust Company in December 2004, PFR had voluntarily absorbed all administrative expenses of the Fund.

In reviewing the total expenses borne by the Fund, the Directors noted that the Fund's total expenses were higher than the average expenses of the Focused Peer Group and slightly higher than the median expenses of the Lipper Expense Group. However, the Directors also noted that the Fund's total expenses were at the expense-weighted average for the Focused Peer Group and the median for the Lipper Expense Universe.

Profitability and Economies of Scale. The Directors considered information prepared by PFR with respect to the profitability of its relationship to the Fund during the past five years, the extent to which economies of scale are realized by PFR in managing the Fund, and whether the Fund should implement advisory fee breakpoints to reflect any such economies of scale. In considering this information, the Directors noted that while the Adviser may realize economies of scale, there is no uniform methodology for measuring those economies or establishing breakpoints in mutual fund fees.

In reviewing PFR's profitability, the Directors noted that the Fund's overall expense ratio, excluding omnibus account fees and recaptured commissions, has declined since 1998, in part as a result of PFR's payment of certain expenses of the Fund. They considered that omnibus

SEMI-ANNUAL REPORT
(Unaudited)

account expenses have been the fastest growing expense category of the Fund, and that PFR reimburses the Fund when fees charged by any omnibus account exceed 15 basis points of the relevant assets under management or (if less) the fees the Fund's transfer agent would have charged if shares owned by third-party intermediaries were directly registered on the books of the transfer agent in the names of beneficial owners and were serviced solely by the Fund's transfer agent. They noted that as a result of the increase in the number of shareholder accounts held through omnibus arrangements (from under 10,000 in 1998 to over 200,000 in 2004), fees reimbursed by PFR to the Fund with respect to omnibus account arrangements have risen sharply from zero in 1998 to over $4,000,000 in 2004. The Directors also considered that significant increases in Fund compliance expenses, including additional management time, the employment of new personnel, and the implementation of new systems required to comply with new SEC regulations, have largely been absorbed by PFR.

In reviewing whether the Fund should implement fee breakpoints, the Directors noted that the majority of the funds in the combined Focused Peer Group (the group of funds considered by PFR to be most similar to the Fund) and in the Lipper Expense Group (a group of multi-cap value funds and multi-cap core funds considered to be most comparable to the Fund by Lipper Inc.) had not implemented advisory fee breakpoints, although a number of the funds in the Lipper Expense Group had done so. The Directors considered that PFR has added significant value to the shareholders of the Fund over the long term, noting that the Fund has significantly outperformed its peer groups and the market over 10 years, 15 years and longer. They also considered that PFR's ability to add value to the Fund's shareholders was in part attributable to the unusually stable composition of PFR's portfolio management team, who on average have been with PFR for over 18 years, which in turn was made possible by an adequate level of profitability. In addition, the Directors noted that the Fund has always clearly stated in its prospectus its advisory fees and other expenses, and that the Fund's shareholders had ready access to other funds with different fees and expenses if they were dissatisfied with those of the Fund.

Ancillary Benefits and Other Factors. The Directors also considered that PFR and its affiliates receive no benefits other than investment advisory fees as a result of PFR's relationship with the Fund, except the intangible benefits of the favorable publicity arising in connection with the Fund's performance. In reviewing PFR's portfolio trading and soft dollar practices, the Directors noted that the Fund's brokerage commissions as a percentage of the Fund's average net assets were the lowest in the Lipper Expense Group. The Directors also considered the depth and quality of PFR's research capabilities and its key personnel; the overall financial strength and stability of its organization; the experience, capability and integrity of its senior management; and its commitment with regard to compliance with applicable laws and regulations.

Conclusions. Based on their review, including their consideration of each of the factors referred to above, the Board and the Independent Directors concluded that the Advisory Agreement continues to be fair and reasonable to the Fund and its shareholders, that the Fund's shareholders have received reasonable value in return for the advisory fees paid to PFR by the Fund, and that renewal of the Advisory Agreement was in the best interests of the Fund and its shareholders.

CLIPPER FUND℠

9601 Wilshire Boulevard, Suite 800
Beverly Hills, California 90210
Telephone (800) 776-5033
Shareholder Services
& Audio Response (800) 432-2504
Internet: www.clipperfund.com

INVESTMENT ADVISER

Pacific Financial Research, Inc.
Internet: www.pfr.biz

DIRECTORS

James H. Gipson
F. Otis Booth, Jr.
Professor Lawrence P. McNamee
Norman B. Williamson

TRANSFER & DIVIDEND PAYING AGENT

Boston Financial Data Services
Post Office Box 219152
Kansas City, Missouri 64121-9152
(800) 432-2504

Overnight Address
330 W. 9th Street, 3rd Floor
Kansas City, MO 64105

ADMINISTRATOR & CUSTODIAN

State Street Bank and Trust Company

COUNSEL

Paul, Hastings, Janofsky & Walker LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Investment Company File No. 811-3931

This report is not authorized for distribution to prospective investors unless accompanied by a current prospectus.



CLIPPER FUND℠